QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Six Months Ended June 30, 2008	Year Ended December 31,				Six Months Ended December 31, 2003
							Year Ended June 30, 2003
		2007	2006	2005	2004
Determination of earnings:
Income (loss) from operations	$(35,253)	$(37,975)	$(60,027)	$(60,380)	$(69,487)	$(48,697)	$(50,054)
Add:
Fixed charges	4,333	2,994	2,849	1,760	606	332	662

Earnings, as adjusted	$(30,920)	$(34,981)	$(57,178)	$(58,620)	$(68,881)	$(48,365)	$(49,392)

Fixed charges:
Interest expense	$4,128	$2,664	$2,553	$1,526	$385	$222	$447
Amortization of capitalized expenses related to indebtedness	68	66	73	12	—	—	—
Portion of rent representative of the interest factor(1)	137	264	223	222	221	110	215

Fixed charges	$4,333	$2,994	$2,849	$1,760	$606	$332	$662

Preferred stock dividends (no dividends paid)	—	—	604	5,341	5,188	2,211	630
Ratio of earnings to fixed charged	*	*	*	*	*	*	*
Deficiency of earnings available to cover fixed charges	$(35,253)	$(37,975)	$(60,631)	$(65,721)	$(74,675)	$(50,908)	$(50,684)

*
Less than one to one coverage

(1)
Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which is not material. The underlying rent amounts were $799,006, $677,000, $673,000, $670,000, $334,000 and $652,000 for the years ended December 31, 2007, 2006, 2005 and 2004, the six months ended December 31, 2003, and the year ended June 30, 2003, respectively.

QuickLinks

  Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS